

June 16, 2011

Via E-mail
Mr. David F. LaFave
President
NX Global, Inc.
16238 Ranch Rd
Austin, TX 78717

> **RE: NX Global, Inc.**
> **Item 4.01 Form 8-K**
> **Filed June 10, 2011**
> **File No. 0-50089**

Dear Mr. LaFave:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. You disclose that the audit report for the fiscal years ended October 31, 2009 and 2010 contained an uncertainty about your ability to continue as a going concern. It appears that the former accountant's report included in the October 31, 2009 Form 10-K/A, in addition to the audit report included in the October 31, 2010 Form 10-K, also contained an uncertainty about your ability to continue as a going concern. As such, please amend your Form 8-K to clarify that the audit reports, instead of audit report, for the fiscal years ended October 31, 2009 and 2010 contained an uncertainty about your ability to continue as a going concern.

2. You currently disclose that during the years ended October 31, 2009 and 2010 and through June 2, 2011, you did not consult with your new accountant. Please amend your Form 8-K to state, if true, that you did not consult with your new accountant during the years ended October 31, 2009 and 2010 and through June 6, 2011, the date of engagement of your new accountant. Refer to Item 304(a)(2) of Regulation S-K.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3866 with any questions.

Sincerely,

/s/ Jeffrey Gordon

Jeffrey Gordon
Staff Accountant